Lisa Proch Talcott Resolution Law Group The Hartford* One Hartford Plaza (NP4-TR1) Hartford, CT 06115 Tel. 1-860-547-4390 lisa.proch@thehartford.com
*As administrator for the Registrants
April 28, 2016
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-8629
Attn: Division of Investment Management

Re:    Union Security Insurance Company: ("Registrant")
File No. 333-203523    Empower
File No. 333-203522    Masters
Masters+
File No. 333-203521    Triple Crown
File No. 333-203520    TD Waterhouse

Union Security Life Insurance Company of New York ("Registrant")
File No. 333-203526    Masters
File No. 333-203519    TD Waterhouse

Members of the Commission:

Pursuant to Rule 461 under the Securities Act of 1933, the Registrants hereby request that the above referenced registration statements that were electronically filed via EDGAR on Form S-1 be accelerated and declared effective on May 2, 2016, or as soon thereafter as is reasonably practicable. We believe expedited review of the Registration Statements are appropriate.

If the Registration Statements were eligible to be filed pursuant to Rule 485 under the 1933 Act, the Company would make the filings pursuant to Rule 485(b) because it does not include any material changes from previous filings other than those permitted by Rule 485(b). I have reviewed the Registration Statements, and they do not include any disclosures that would render them ineligible to become effective under Rule 485(b) (assuming that the Registration Statements would be eligible for Rule 485 generally).

Registrants hereby acknowledge that the Staff of the Commission has not passed upon the accuracy or adequacy of the prospectuses and related Part II2 for the above referenced registration statements. Registrants further acknowledge that the review of the filings by the Staff of the Commission does not relieve them of their full responsibility for the adequacy and accuracy of the disclosure of the filings nor does it foreclose the Commission from taking any action with respect to the filings. Further, Registrants acknowledge that they may not assert comments of the Staff of the Commission or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States
In these circumstances, we believe a limited staff review is appropriate.

Securities and Exchange Commission
April 28, 2016

Union Security Insurance Company

By: Tammy L. Schultz*___________________    *By: /s/ Lisa Proch _______
Tammy L. Schultz, President and      Lisa Proch, Attorney-in-fact
Chief Executive Officer

Union Security Life Insurance Company of New York

By: Paula M. SeGuin*___________________    *By: /s/ Lisa Proch _______
Paula M. SeGuin, Chief Executive Officer,      Lisa Proch, Attorney-in-fact
President, Assistant Secretary, Director

Hartford Securities Distribution Company, Inc.

By: /s/ Christopher S. Conner__________
Christopher S. Conner, Chief Compliance
Officer, AML Compliance Officer, Privacy
Officer, Secretary